Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2004,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant's name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date: February 12, 2004

By /s/ William G. E. Jacobs



CONSOLIDATED RESULTS, 2003
Stockholm, February 12, 2004

- Net sales declined to SEK 124,077m (133,150), but rose 3.3% for comparable units, adjusted for changes in exchange rates

- Operating margin improved to 6.2% (6.1) excluding items affecting comparability, operating income was adversely affected by changes in exchange rates in the amount of SEK 930m

- Net income amounted to SEK 4,778m (5,095) or SEK15.25 (15.60) per share

- Good growth and higher income in USD for appliances and outdoor products within Consumer Durables, North America

- Solid performance by appliances and other operations within Consumer Durables, Europe, in a competitive environment

- Board proposes raising dividend to SEK 6.50 (6.00) per share, redemption of shares totaling approximately SEK 3,000m

Contents

Amounts in SEKm, unless otherwise stated	2003	2002	Change	Fourth quarter 2003	Fourth quarter 2002	Change
Net sales	**124,077**	133,150	-6.8%	**28,315**	30,586	-7.4%
Operating income[1]	**7,175**	7,731	-7.2%	**1,648**	-563	
Operating income excl. items affecting comparability	**7,638**	8,165	-6.5%	**1,733**	1,781	-2.7%
Margin, %	*6.2*	*6.1*		*6.1*	*5.8*	
Income after financial items[1]	**7,006**	7,545	-7.1%	**1,588**	-559	
Income after financial items excl. items affecting comparability	**7,469**	7,979	-6.4%	**1,673**	1,785	-6.3%
Margin, %	*6.0*	*6.0*		*5.9*	*5.8*	
Net income[1]	**4,778**	5,095	-6.2%	**1,154**	-956	
Net income excl. items affecting comparability	**5,241**	5,521	-5.1%	**1,239**	1,221	1.5%
Net income per share, SEK[1][2]	**15.25**	15.60	-2.2%	**3.70**	-2.80	
Net income per share, excl. items affecting comparability, SEK[2]	**16.75**	16.90	-0.9%	**4.00**	3.80	5.3%
Dividend	**6.50**[3]	6.00	8.3%			
Value creation	**3,449**	3,461	-12	**790**	741	49
Return on equity, %[1]	**17.3**	17.2				
Return on equity, excl. items affecting comparability, %	**18.9**	18.6				

[1] *Income in 2003 includes items affecting comparability in the amount of SEK -463m (-434) for the full year and SEK -85m (-2,344) in the fourth quarter (see page 2).*

[2] *Based on an average of 313.3 (327.1) million shares after buy-backs for full year, and 310.7 (322.0) for the fourth quarter.*

[3] *Proposed by the Board of Directors.*

AB ELECTROLUX (PUBL)

MAILING ADDRESS	**TELEPHONE**	**INVESTOR RELATIONS**	**E-MAIL ADDRESS**
SE-105 45 STOCKHOLM, SWEDEN	+46 8 738 60 00	+46 8 738 60 03	ir@electrolux.se
OFFICE ADDRESS	**TELEFAX**	**WEBSITE**	**REG. NO**
S:T GÖRANSGATAN 143	+46 8 738 70 90	www.electrolux.com/ir	556009-4178

NET SALES AND INCOME

Net sales for the Electrolux Group in 2003 amounted to SEK 124,077m, as against SEK 133,150m for the same period in the previous year. This corresponds to a decrease of -6.8% of which -9.2% refers to changes in exchange rates, -0.9% to changes in the Group's structure, and +3.3% to price/mix/volume.

Operating income declined by 7.2% to SEK 7,175m (7,731), corresponding to 5.8% (5.8) of net sales, and income after financial items decreased by 7.1% to SEK 7,006m (7,545), which corresponds to 5.6% (5.7) of sales. Net income declined by 6.2% to SEK 4,778m (5,095), corresponding to a decline of 2.2% in net income per share to SEK 15.25 (15.60).

Items affecting comparability

The previously stated income figures for 2003 include items affecting comparability in the amount of SEK -463m (-434). These items include a capital loss from the divestment of the compressor operation, and a provision for previously issued loan guarantees for launderette operators in Germany in the third quarter, as well as write-down of assets in Nordwaggon, a partly owned railcar operator, in the fourth quarter. See below.

Items affecting comparability, SEKm	Fourth quarter 2003	Fourth quarter 2002	2003	2002
Capital gains and losses from divestments				
Compressor operation (Q3 2003)			-85	
Leisure-appliance operation (Q1 2002)				1,800
European home-comfort operation (Q1 2002)				85
Zanussi Metallurgica, and other (Q3 2002)				25
Restructuring provisions and write-downs				
Major appliances mainly outside Europe, and compressors (Q4 2002)		-1,338		-1,338
Write-down of assets within compressors and other underperforming operations (Q4 2002)		-1,006		-1,006
Other				
Write-down of participation in Nordwaggon (Q4 2003)	-85		-85	
Provision for German launderette operators (Q3 2003)			-293	
Total	**-85**	-2,344	**-463**	-434

The provision for loan guarantees refers to launderettes in Germany equipped with professional laundry equipment supplied by the Group. In accordance with business practices in this sector, Electrolux has previously provided guarantees for loans in connection with the set up of launderettes. The launderettes have experienced financial difficulties due to weak market conditions. As of December 31, 2003, the Group had fulfilled the major part of these guarantee commitments.

Nordwaggon is a Swedish-based railcar operator that is owned 50% by Electrolux and 50% by the Swedish state-owned Swedcarrier. The Group entered into this partnership in 1990 in order to fulfill a need for special purpose-railcars. Nordwaggon has made a write-down and taken a provision referring to railcars. The Group's participation has therefore been written down in the amount of SEK 85m. Electrolux and Swedcarrier have jointly issued letters of support for loans and leasing agreements in Nordwaggon totaling SEK 1,492m.

Income excluding items affecting comparability

Excluding the above-mentioned items affecting comparability, operating income for 2003 declined by 6.5% to SEK 7,638m (8,165), representing 6.2% (6.1) of net sales. Income after financial items decreased by 6.4% to SEK 7,469m (7,979), corresponding to 6.0% (6.0) of net sales. Net income declined by 5.1% to SEK 5,241m (5,521), corresponding to a decline of 0.9% in net income per share to SEK 16.75 (16.90).

Effects of changes in exchange rates

Changes in exchange rates compared to the previous year, i.e. translation and transaction effects, had a negative impact on operating income of approximately SEK -930m (-216).

Approximately SEK -610m (-236) of the above mentioned amount refers to translation of income statements in subsidiaries, and was mainly due to the strengthening of the Swedish krona against the US dollar. The transaction effect was approximately SEK -320m (20) and refers largely to the weakening of the British pound against the euro. The transaction amount includes a positive impact of approximately SEK 70m (112) from hedging.

The effect of changes in exchange rates on income after financial items amounted to approximately SEK -855m (-100).

Financial net

Net financial items improved to SEK -169m (-186), mainly as a result of reduced net borrowings.

Taxes

Total taxes for 2003 amounted to SEK 2,226m (2,459), corresponding to 31.8% (32.6) of income after financial items. The tax rate was 29.8% (30.9) excluding items affecting comparability.

FOURTH QUARTER

Net sales in the fourth quarter of 2003 amounted to SEK 28,315m (30,586). Of the total decline of -7.4%, -7.5% is attributable to changes in exchange rates, -3.2% to changes in Group structure, and +3.3% to volume/price/mix.

Operating income improved to SEK 1,648m (-563), corresponding to 5.8% (-1.8) of sales. Income after financial items improved to SEK 1,588m (-559), which corresponds to 5.6% (-1.8) of sales. Net income was SEK 1,154m (-956), corresponding to SEK 3.70 (-2.80) per share.

Compared with the fourth quarter of 2002, changes in exchange rates, i.e. in terms of both transaction and translation effects, had a negative impact on operating income of SEK -110m and of SEK -115m on income after financial items.

Income in fourth quarter excluding items affecting comparability

Excluding items affecting comparability, operating income in the fourth quarter declined by 2.7% to SEK 1,733m (1,781), corresponding to 6.1% (5.8) of sales, and income after financial items decreased by 6.3% to SEK 1,673m (1,785), corresponding to 5.9% (5.8) of sales. Net

3 (24)

income amounted to SEK 1,239m (1,221), and net income per share increased by 5.3% to SEK 4.00 (3.80).

CASH FLOW

Operating cash flow generated by business operations after financial items and taxes was SEK 2,866m as compared to SEK 7,665m in 2002, after adjustment for proceeds from divested and acquired operations.

The decline is mainly due to an increase in working capital, largely referring to accounts receivable. Working capital at year-end 2002 was at a historically low level, largely due to high accounts payable. Higher taxes paid and higher utilization of restructuring provisions, as well as changes in exchange rates also had a negative impact on operating cash flow.

Inventories amounted to SEK 14,945m (15,614) at year-end, and accounts receivable to SEK 21,172m (22,484), corresponding to 13.4% (12.9) and 18.9% (18.6) of annualized net sales, respectively. Accounts payable amounted to SEK 14,857m (16,223), corresponding to 13.3% (13.4) of annualized net sales.

Operating cash flow, SEKm	2003	2002
Cash flow from operations excluding change in operating assets and liabilities	7,124	9,100
Change in operating assets and liabilities	-831	1,805
Capital expenditure in tangible fixed assets	-3,463	-3,335
Other	36	95
Operating cash flow	**2,866**	**7,665**

FINANCIAL POSITION

Equity

Equity as of December 31, 2003, amounted to SEK 27,462m (27,629), which corresponds to SEK 89.40 (86.80) per share.

Return on equity was 17.3% (17.2). Excluding items affecting comparability, return on equity was 18.9% (18.6).

Change in equity, SEKm	2003	2002
Opening balance	27,629	28,864
Dividend payment	-1,894	-1,483
Repurchase of shares, net	-1,669	-1,703
Minimum liability, US pensions	-123	-1,335
Translation differences, etc.	-1,259	-1,809
Net income	4,778	5,095
Closing balance	**27,462**	**27,629**

As of January 1, 2004, the Group implements the new Swedish accounting standard RR 29, "Employee Benefits", (see page 13). This has incurred a one-time charge of SEK 1,600m, net of taxes, to Group's opening equity in 2004, and has no effect on the income statement or cash flow.

Net borrowings

Net borrowings decreased to SEK -101m (1,398), as liquid funds exceeded interest-bearing liabilities. Liquid funds at the end of the period amounted to SEK 12,602m (14,300). Interest-bearing liabilities and provisions declined to SEK 12,501m (15,698).

The net debt/equity ratio was 0.00 (0.05). The equity/assets ratio improved to 42.7% (39.7).

Net borrowings, SEKm	Dec. 31, 2003	Dec. 31, 2002
Interest-bearing liabilities	12,501	15,698
Liquid funds	12,602	14,300
Net borrowings	**-101**	**1,398**
Net debt/equity	*0.00*	*0.05*
Equity/assets ratio,%	*42.7*	*39.7*

Net assets

Net assets as of December 31, 2003, amounted to SEK 26,422m (27,916). Average net assets for the year amounted to SEK 30,071m (34,975). Adjusted for items affecting comparability, average net assets amounted to SEK 32,226m (36,182), corresponding to 26.0% (27.2) of net sales.

The decline in average net assets referred mainly to changes in exchange rates and write-downs.

The return on net assets was 23.9% (22.1), and 23.7% (22.6), excluding items effecting comparability.

Working capital

Working capital at year-end amounted to SEK 4,068m (2,216), corresponding to 3.6% (1.8) of annualized net sales.

OPERATIONS BY BUSINESS AREA

Demand increased during the year in most of the Group's product areas in both Europe and North America. Market conditions in Asia and Australia improved, while demand in Brazil showed a significant downturn.

The strengthening of the Swedish krona against most currencies during the year had a negative impact on sales and income, particularly for Consumer Durables in North America and Professional Outdoor Products.

The markets for Consumer Durables in both Europe and the US were characterized by an increased downward pressure on prices. This was offset, however, by improved manufacturing efficiencies, savings from restructuring and lower costs for materials and components.

Sales and operating income for Consumer Durables increased in comparable currencies, but declined in SEK. Operating margin was largely unchanged compared with the previous year.

Sales for Professional Products declined, mainly as a result of the divestment of the compressor and motor operations within Indoor Products. Operating income was lower than in the previous year, but margin improved.

Consumer Durables

Total industry shipments of core appliances in Europe increased in volume by approximately 4% in 2003 compared with the previous year. Western Europe showed an increase of approximately 3%, while the market in Eastern Europe increased by approximately 10%.

Group sales of appliances in Europe increased in volume with good growth in particularly Eastern Europe, Spain and the UK. Operating income and margin was in line with the previous year. Operating income was negatively affected by unfavorable currency trends and downward pressure on prices, while higher volumes and improved manufacturing efficiency had a positive impact.

Industry shipments of core appliances in Europe, year-over-year	Jan-Dec, 2003	Fourth quarter 2003
Western Europe	+3%	+1%
Eastern Europe	+10%	+9%
Total Europe	**+4%**	**+3%**

In the US, industry shipments of core appliances increased in volume by approximately 4%. Shipments of major appliances, i.e., including room air-conditioners and microwave ovens, rose by approximately 8%. In the fourth quarter, shipments rose by almost 7% for core appliances and by 4% for major appliances.

Group sales of appliances in North America showed good growth in USD. Operating income and margin for the full year increased as a result of higher volumes, lower costs for materials and improved manufacturing efficiency. Operating margin for the fourth quarter was lower than in the previous year due to downward pressure on prices and a less favorable product mix, as well as substantially lower sales of room air-conditioners. The plant for room air-conditioners was closed during the third quarter, 2003.

Industry shipments of appliances in USA, year-over-year change	Jan-Dec, 2003	Fourth quarter 2003
Core appliances	+4%	+7%
Major appliances	+8%	+4%

Demand for core appliances in Brazil showed a considerable downturn for the year as a whole. However, shipments in the fourth quarter were largely unchanged compared with the same period in 2002. Group sales of appliances showed good growth in local currency, but declined in Swedish krona. Operating income improved from the previous year, but was still negative.

Group sales of appliances in India and China were substantially lower than in 2002, as a result of implemented restructuring and focusing of operations on core areas. Income for both operations remained negative, but improved from the previous year, mainly in the fourth quarter.

The Australian market for appliances showed an upturn. Both sales and income for the Group's Australian operation declined, however. Margin was in line with the previous year.

Overall, operating income for the appliance operation outside Europe and North America declined substantially and was negative. However, income for the seasonally strong fourth quarter showed an improvement over last year and was positive.

The market for floor-care products in Europe showed good growth in volume, particularly in the lower price segments. Sales for the Group's European operation declined somewhat. Operating income improved, mainly as a result of a better product mix and implemented restructuring.

Demand for floor-care products in the US showed some growth over the previous year. Sales for the Group's American operation declined somewhat in local currency. Operating income showed a considerable downturn, mainly as a result of an unfavorable product mix and increased downward pressure on prices.

Demand for consumer outdoor products in Europe was weaker than in 2002, mainly due to unfavorable weather. Group sales in Europe declined somewhat and operating income improved.

Demand for garden equipment in North America showed an upturn. The Group achieved good sales growth in USD. Operating income increased substantially as a result of higher volumes and improved manufacturing efficiency.

Overall, sales for the Consumer Durables business area were lower than in the previous year due to changes in exchange rates. Operating income declined, and margin was unchanged.

Professional Indoor Products

Demand for food-service equipment was considerably lower than in the previous year, particularly in some key markets in southern Europe and the Nordic region. Group sales declined and operating income showed a substantial downturn.

Sales for laundry equipment declined somewhat due to lower demand in the US and Japan. Operating income decreased, mainly as a result of changes in exchange rates. Operating margin was somewhat lower than in the previous year.

Total sales for Professional Indoor Products were lower than in the previous year, mainly as a result of the divestment of the compressor operation as of August 1, 2003. Operating income declined, but with an unchanged margin.

Professional Outdoor Products

Demand for professional chainsaws is estimated to have shown some growth in both Europe and North America, however, mainly referring to lower-specified products.

Sales of professional lawn and garden products showed good growth, while sales of diamond tools and power cutters declined for comparable units as a result of continued weak market demand.

Overall, sales for Professional Outdoor Products were higher than in the previous year. Operating income improved somewhat and margin was largely unchanged.

STRUCTURAL CHANGES

Closure of refrigerator plant in USA

In January 2004, the decision was taken to discontinue production of refrigerators at the factory in Greenville, Michigan, in the US.

In October 2003, Electrolux announced that the factory was under evaluation due to weak financial performance. The decision to close the plant was taken after careful and in-depth evaluation of proposals from the local community, the state of Michigan and the company's labor unions. Production of the majority of products currently manufactured in Greenville will be moved to a new factory, which will be built in Mexico.

The Greenville factory has approximately 2,700 employees. The closure of the factory will incur a total cost of approximately SEK 1,100m, the majority of which will be taken as a charge against operating income in the first quarter of 2004. Approximately half of the cost refers to write-down of assets.

Restructuring program 2002

The restructuring program announced in December 2002 proceeded according to plan. Some measures will continue in 2004. The measures refer mainly to major appliances in North America, India and China, as well as to the divested compressor operation.

Of the total charge against operating income of SEK 1,338m in 2002, approximately SEK 1,241m had been utilized as of December 31, 2003. Savings during the year amounted to SEK 246m. Personnel cutbacks numbered 4,946. The program involves total personnel cutbacks of 5,091.

Measures taken during 2003 included the closure of one plant for air conditioners in North America and one for refrigerators in India.

Savings in 2004 are estimated at approximately SEK 110m. Total savings are estimated at approximately SEK 365m on an annual basis from 2005.

Restructuring program in 2002, SEKm	Total cost	Utilized as of Dec. 31 2003	Savings in 2003	Estimated additional savings 2004
Major appliances, Rest of the world	613	560	84	28
Major appliances, North America	396	396	100	45
Major appliances, Europe	177	133	46	39
Total major appliances	**1,186**	**1,089**	**230**	**112**
Compressors	152	152	16	
Total	**1,338**[1]	**1,241**	**246**	**112**

[1] *SEK 567m of the total cost referred to write-downs of assets.*

Restructuring program 2001 and 2000

The restructuring measures announced in 2001 which mainly referred to the component operations and major appliances, were almost completed during the year. As of December 31, 2003, approximately SEK 3,050m of the provision of SEK 3,261m had been utilized. The remaining part of the provision refers mainly to redundancy payments.

In 2000, a provision of SEK 883m was made for structural measures within major appliances and floor-care products. As of December 31, 2003, a total of SEK 817m of this provision had been utilized. The remaining part of the provision refers mainly to redundancy payments.

Divestments and acquisitions

During the year, the Group divested its compressor operation and its 50% shareholding in Vestfrost A/S, a Danish producer of refrigerators and freezers. The divestment of the compressor operation generated a capital loss of SEK 85m, and the divestment of the shareholding in Vestfrost a capital gain of SEK 7m.

As of December 31, 2003, the Group acquired the outstanding 40% of Electrolux Home Appliances Co. Ltd in China.

Divestments	Business area	Date 2003	External net sales in 2002, SEKm	No. of employees
European compressor operation	Professional Indoor Products	August 1	2,800	4,100
50% shareholding in Vestfrost A/S	Consumer Durables, Europe	August 1	1,400	1,100
Total divestments			**4,200**	**5,200**

VALUE CREATED

Total value created in 2003 was largely unchanged at SEK 3,449m (3,461). Value created was positively impacted by lower average net assets, excluding items affecting comparability, which declined to SEK 32,226m (36,182). The decline in net assets was mainly due to changes in exchange rates and divestments. This was partially offset by an increase in working capital, however. The capital turnover rate was 3.85, as compared with 3.68 in the previous year.

DISTRIBUTION OF FUNDS TO SHAREHOLDERS

Proposed dividend

The Board of Directors proposes an increase of the dividend for 2003 to SEK 6.50 (6.00) per share, for a total payment of SEK 1,993m (1,894). The proposed dividend corresponds to 39% (36) of net income per share for the year, excluding items affecting comparability.

The Group's goal is for the dividend to correspond to 30-50% of net income for the year.

Proposed redemption of shares

On the basis of the Group's strong balance sheet, and in order to contribute to increased shareholder value, the Board of Directors has decided to propose that the Annual General Meeting approve redemption of shares in a total amount of approximately SEK 3,000m.

More details on the redemption offer will be disclosed prior to the Annual General Meeting on April 21, 2004.

Proposed renewed mandate for share repurchases

The Annual General meeting in 2003 authorized the Board of Directors to acquire and transfer own shares during the period up to the next Annual General Meeting in April 2004. Shares of series A and/or B may be acquired on the condition that, following each repurchase transaction, the company owns a maximum of 10% of the total number of shares.

As of February 11, 2004, the Group owned a total of 17,500,000 B-shares, equivalent to 5.4% of the total number of outstanding shares.

The Board of Directors has decided to propose that the Annual General Meeting approve a renewed mandate for the repurchase of a maximum of 10% of the total number of shares. This authorization would cover the period up to the Annual General Meeting in 2005. The details of the proposal will be communicated after they have been determined by the Board.

Repurchases of own shares in 2003 and 2004

During 2003, Electrolux repurchased 11,331,828 own B-shares for a total of SEK 1,686m, corresponding to an average price of SEK 149 per share. During the year, senior managers purchased 113,300 B-shares from Electrolux under the terms of the employee stock option programs for a total consideration of SEK 19m, corresponding to an average price of SEK 168 per share. As of December 31, 2003, the company owned a total of 17,000,000 B-shares, equivalent to 5.2% of the total number of outstanding shares.

In January of 2004, Electrolux repurchased 500,000 B-shares for a total of SEK 80m, corresponding to an average price of SEK 160.

Repurchase of own shares	2003	2002	2001	2000
No. of shares bought back	11,331,828	11,246,052	11,570,000	25,035,000
Total amount paid, SEKm	1,686	1,703	1,752	3,193
Price per share, SEK	149	151	151	127
No. of shares held by Electrolux, at year-end	17,000,000[1]	20,394,052[1]	36,605,000	25,035,000
% of outstanding shares	5.2	6.0	10.0	6.8

[1] *After cancellation of shares.*

The purpose of the share repurchase program is to ensure the possibility to adapt the capital structure of the Group and thereby contribute to increased shareholder value, or to use the repurchased shares in conjunction with the financing of potential acquisitions and the Group's option programs.

Cancellation of shares

The Annual General Meeting in April 2003 decided on the cancellation of previously repurchased own shares, excluding shares required to meet the obligations under the Group's employee stock option program.

The cancellation process was completed in May 2003 and involved 14,612,580 B-shares, reducing the share capital by SEK 73.1m. The share capital, thereafter, consists of 10,000,000 A-shares and 314,100,000 B-shares, totaling 324,100,000 shares.

Cancellation and repurchase of shares in 2003 and 2004	Total number of outstanding A- and B-shares	No. of shares held by Electrolux	No. of shares held by other shareholders
As of January 1, 2003	338,712,580	20,394,052	318,318,528
Cancellation of shares and reduction of share capital, as of May 2003	-14,612,580	-14,612,580	—
Repurchase of shares in first nine months of 2003	—	6,155,700	-6,155,700
Shares sold to senior managers under the terms of the employee stock option programs in third quarter of 2003	—	-113,300	113,300
Repurchase of shares in fourth quarter of 2003	—	5,176,128	-5,176,128
Number of shares as of December 31, 2003	**324,100,000**	**17,000,000**	**307,100,000**
Repurchase of shares in January of 2004	—	500,000	-500,000
Number of shares as of February 11, 2004	**324,100,000**	**17,500,000**	**306,600,000**

OTHER FACTS

Parent Company

In 2003, net sales for the Parent Company, AB Electrolux, amounted to SEK 6,713m (6,692), of which SEK 3,882m (3,807) referred to sales to Group companies and SEK 2,831m (2,885) to sales to external customers. Income after financial items was SEK 5,617m (3,710), including dividends from subsidiaries in the amount of SEK 5,175m (4,508). Net income for the year amounted to SEK 5,836m (3,550).

Capital expenditure in 2003 amounted to SEK 165m (126). Liquid funds at year-end amounted to SEK 8,767m (8,090).

Undistributed earnings in the parent company at year-end amounted to SEK 15,172m.

Long-term incentive program 2004

The Board of Directors will present a proposal at the Annual General Meeting for a new annual long-term incentive program for 2004. The proposed program is based on goals approved by the Board for the value creation within the Group over a three-year period. It supports the Electrolux principles of "pay-for-performance" and is an integral part of the total compensation plan for Electrolux management.

Depending on the outcome of value creation, the proposed program would distribute a variable number of Electrolux B-shares, approximately 800,000 – 1,200,000, to fewer than 200 senior managers in more than 20 countries. The defined levels for value creation, include a minimum level which must be exceeded in order to enable distribution of shares, as well as a maximum level. The shares will be distributed at the end of the three-year performance period, and managers will be required to hold the shares for a period of two years.

The Board will propose to the Annual General Meeting that the Company's obligations under the proposed program, including employer contribution, shall be secured by repurchased shares.

The total cost of the program over a three-year period is estimated at SEK 150m, including costs for employer contributions and the financing cost for the repurchased shares. It is estimated that the cost will not exceed SEK 240m. The minimum cost, if no shares are distributed, will amount to SEK 17m, i.e. the financing cost for the repurchased shares.

The distribution of repurchased shares under this program would result in a maximum dilution of 0.38%, measured as the maximum increase in number of shares.

Asbestos litigation in the US

Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.

As of December 31, 2003, the Group had a total of 584 (216) lawsuits pending, representing approximately 21,000 (approximately 14,000) plaintiffs. During 2003, 497 new cases were filed and 129 pending cases were resolved. Approximately 20,000 of the plaintiffs refer to cases pending in the state of Mississippi.

Electrolux believes its predecessor companies may have had insurance coverage applicable to some of the cases during some of the relevant years. Electrolux is currently in discussions with those insurance carriers.

Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or results of operations in the future.

Pending litigation in the US related to vacuum cleaners

Electrolux has a pending lawsuit in the US related to the design of the upright, cyclonic vacuum cleaners manufactured and sold by the Group's floor-care operation. The plaintiff claims that the Group has wrongfully used certain trade secrets when designing the cyclonic products, and is seeking a judgement against the Group in the amount of approximately USD 60m. A trial is scheduled for Spring 2004.

The Group believes it has valid defenses to these claims. However, should the plaintiffs claims prevail this could have a material adverse effect on the Group's income.

Change in segment reporting in 2004

As of the first quarter 2004, the Group's garden equipment operation, previously included in Consumer Durables, will be reported as a separate segment in the quarterly reports and annual report. The new Garden Equipment segment will also include consumer outdoor products sold under the Husqvarna brand, previously reported within the Professional Outdoor Products segment. The new reporting structure reflects the organizational change within Outdoor Products in which all consumer and professional outdoor products have been combined under one management.

Effects of new accounting standards

As of January 1, 2003, the Group implemented the new Swedish accounting standard RR 27, "Financial instruments". The recommendation stipulates the classification of financial instruments to be used in the balance sheet and required disclosures. The intention is to improve the comprehension of the manner in which financial instruments affect the results, financial situation and cash flows of an entity. RR 27 applies to all financial instruments, including off-balance sheet items, with the exception of shares in subsidiaries and associated companies, post-employment benefits and share-based compensation to employees. The implementation of RR 27 increased Group's total assets and liabilities by approximately SEK 300m.

As of January 1, 2004, the Group will implement the new Swedish accounting standard RR 29, "Employee Benefits", which is based on the International Accounting Standard IAS 19. Pensions and other post-retirement benefits have previously been reported in accordance with the applied local rules in each country. In accordance with RR 5 "Accounting for changes in accounting principles" this has incurred a one-time charge net of taxes of SEK 1,600m to Group's opening equity in 2004, and has no effect on the income statement or cash flow. The company's obligations related to pension benefits in each country will not be affected by this change in accounting principles.

As of January 1, 2005, Electrolux will apply International Financial Reporting Standards, IFRS. In order to meet the requirements for comparative information prior to 2005, the company has already implemented certain changes in the reporting systems, which are expected to be finalized before the end of the first quarter of 2004.

Outlook for 2004*

Market demand in 2004 is expected to show some growth from the previous year in both Europe and North America.

On the basis of increased spending on R&D and brand building aimed at strengthening the Group long-term, as well as expectations for continued negative impact from changes in exchange rates, operating income for the full year 2004 is expected to be somewhat lower than in 2003, excluding items affecting comparability.

Stockholm, February 12, 2004

Hans Stråberg
President and CEO

*** Electrolux has previously not published any outlook for 2004.**

Factors affecting forward-looking statements

This report contains "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.

CONSOLIDATED INCOME STATEMENT, SEKM

	2003	2002	Fourth quarter 2003	Fourth quarter 2002
Net sales	**124,077**	133,150	**28,315**	30,586
Cost of goods sold	**-93,742**	-101,705	**-21,086**	-23,019
Selling expense	**-16,877**	-17,738	**-4,159**	-4,400
Administrative expense	**-5,699**	-5,405	**-1,371**	-1,344
Other operating income/expense	**-121**	-137	**34**	-42
Items affecting comparability	**-463**	-434	**-85**	-2,344
Operating income*	**7,175**	7,731	**1,648**	-563
Margin, %	*5.8*	*5.8*	*5.8*	*-1.8*
Financial items, net	**-169**	-186	**-60**	4
Income after financial items	**7,006**	7,545	**1,588**	-559
Margin, %	*5.6*	*5.7*	*5.6*	*-1.8*
Taxes	**-2,226**	-2,459	**-435**	-388
Minority interests in net income	**-2**	9	**1**	-9
Net income	**4,778**	5,095	**1,154**	-956
* Including depreciation and amortization in the amount of:	*-3,353*	*-3,854*	*-862*	*-995*
Net income per share, SEK	**15.25**	15.60	**3.70**	-2.80
Number of shares after buy backs, million	**307.1**	318.3	**307.1**	318.3
Average number of shares after buy-backs, million	**313.3**	327.1	**310.7**	322.0

CONSOLIDATED BALANCE SHEET, SEKM

	December 31, 2003	December 31, 2002
Assets		
Fixed assets	**23,610**	27,698
Inventories, etc.	**14,945**	15,614
Accounts receivable	**21,172**	22,484
Other receivables	**4,699**	5,328
Liquid funds	**12,602**	14,300
Total assets	**77,028**	85,424
Equity and liabilities		
Shareholders' equity	**27,462**	27,629
Minority interests	**27**	592
Interest-bearing liabilities and provisions	**12,501**	15,698
Non-interest-bearing liabilities and provisions	**37,038**	41,505
Total equity and liabilities	**77,028**	85,424
Contingent liabilities	**1,179**	949

CHANGE IN EQUITY, SEKм

	2003	2002
Opening balance	27,629	28,864
Dividend payment	-1,894	-1,483
Repurchase of shares, net	-1,669	-1,703
Minimum liability, US pensions	-123	-1,335
Translation differences, etc.	-1,259	-1,809
Net income	4,778	5,095
Closing balance	27,462	27,629

CONSOLIDATED CASH FLOW STATEMENT, SEKм

	2003	2002
Operations		
Income after financial items	7,006	7,545
Depreciation and amortization according to plan charged against above income	3,353	3,854
Provisions and capital gains/losses	-1,418	-1,272
Taxes paid	-1,817	-1,027
Changes in operating assets and liabilities Change in inventories	-746	-706
Change in accounts receivable	-1,624	28
Change in other current assets	-141	832
Change in current liabilities and provisions	1,680	1,651
Cash flow from operations	6,293	10,905
Investments		
Acquisition and divestment of operations	857	2,229
Capital expenditure in tangible fixed assets	-3,463	-3,335
Capitalization of product development and software	-470	-195
Other	506	290
Cash flow from investments	-2,570	-1,011
Dividend	-1,894	-1,483
Repurchase of shares	-1,669	-1,703
Cash flow after dividends	160	6,708
Change in interest-bearing liabilities	-1,480	-4,157
Total cash flow	-1,320	2,551
Liquid funds at beginning of year	14,300	12,374
Exchange-rate differences referring to liquid funds	-378	-625
Liquid funds at end of period	12,602	14,300
Change in net borrowings		
Total cash flow excl. change in loans	160	6,708
Net borrowings at beginning of year	-1,398	-10,809
Exchange-rate differences referring to net borrowings	1,339	2,703
Net borrowings at end of period	101	-1,398

NET SALES BY BUSINESS AREA, SEKM

	2003	2002	Fourth quarter 2003	Fourth quarter 2002
Consumer Durables				
Europe	**47,312**	48,250	**11,940**	12,508
North America	**45,063**	48,450	**8,660**	9,200
Rest of the world	**12,646**	14,820	**3,568**	3,794
Total Consumer Durables	**105,021**	111,520	**24,168**	25,502
Professional Products				
Indoor	**8,113**	10,887	**1,734**	2,634
Outdoor	**10,856**	10,597	**2,395**	2,423
Total Professional Products	**18,969**	21,484	**4,129**	5,057
Other	**87**	146	**18**	27
Total	**124,077**	133,150	**28,315**	30,586

OPERATING INCOME BY BUSINESS AREA, SEKM

	2003	2002	Fourth quarter 2003	Fourth quarter 2002
Consumer Durables				
Europe	**3,382**	3,265	**1,026**	942
Margin, %	*7.1*	*6.8*	*8.6*	*7.5*
North America	**2,866**	3,271	**389**	480
Margin, %	*6.4*	*6.8*	*4.5*	*5.2*
Rest of the world	**2**	51	**160**	16
Margin, %	*0.0*	*0.3*	*4.5*	*0.4*
Total Consumer Durables	**6,250**	6,587	**1,575**	1,438
Margin, %	*6.0*	*5.9*	*6.5*	*5.6*
Professional Products				
Indoor	**556**	753	**101**	159
Margin, %	*6.9*	*6.9*	*5.8*	*6.0*
Outdoor	**1,576**	1,508	**272**	331
Margin, %	*14.5*	*14.2*	*11.4*	*13.7*
Total Professional Products	**2,132**	2,261	**373**	490
Margin, %	*11.2*	*10.5*	*9.0*	*9.7*
Common Group costs, etc.	**-744**	-683	**-215**	-147
Items affecting comparability	**-463**	-434	**-85**	-2,344
Total	**7,175**	7,731	**1,648**	-563

17(24)

CHANGE IN SALES PER BUSINESS AREA, PERCENT

	Change in reported net sales compared to 2002	Change in net sales in comparable currency	Change in reported net sales compared to 2002, fourth quarter 2003	Change in net sales in comparable currency, fourth quarter
Consumer Durables				
Europe	-1.9	0.1	-4.5	-3.8
North America	-7.0	10.1	-5.9	4.5
Rest of the world	-14.7	-1.5	-5.9	21.3
Total Consumer Durables	**-5.8**	**4.2**	**-5.2**	**2.9**
Professional Products				
Indoor	-25.5	-23.4	-34.1	-31.8
Outdoor	2.4	10.8	-1.2	5.9
Total Professional Products	**-11.7**	**-6.5**	**-18.4**	**-13.7**
Total	**-6.8**	**2.4**	**-7.4**	**0.1**

CHANGE IN OPERATING INCOME, PERCENT

	Change in operating income compared to 2002	Change in operating income in comparable currency	Change in reported operating income, fourth quarter	Change in operating income in comparable currency, fourth quarter 2003
Consumer Durables				
Europe	3.6	5.0	9.0	13,6
North America	-12.4	3.4	-19.0	-14.4
Rest of the world	-95.8	-106.2	898.0	1,260.7
Total Consumer Durables	**-5.1**	**3.4**	**9.6**	**18.1**
Professional Products				
Indoor	-26.2	-24.4	-36.7	-34.3
Outdoor	4.5	9.3	-17.9	-17.9
Total Professional Products	**-5.7**	**-1.9**	**-23.9**	**-23.2**
Total excluding items affecting comparability	-6.5	1.0	-2.7	3.7
Total	**-7.2**	**1.5**	**—**	**-**

18(24)

KEY RATIOS

	2003	2002	Fourth quarter 2003	Fourth quarter 2002
Net income per share, SEK[1]	**15.25**	15.60	**3.70**	-2.80
Return on equity, %[2]	**17.3**	17.2		
Return on net assets, %[3]	**23.9**	22.1		
Net debt/equity ratio[4]	**0.00**	0.05		
Capital expenditure, SEKm	**3,463**	3,335	**1,130**	1,136
Average number of employees	**77,140**	81,971	**73,031**	79,536

[1] Based on an average of 313.3 (327.1) million shares after buy-backs for the full year, and 310.7 (322.0) for the fourth quarter.

[2] Net income, expressed as a percentage of average equity.

[3] Operating income, expressed as a percentage of average net assets.

[4] Net borrowings, i.e., interest-bearing liabilities less liquid funds, in relation to adjusted equity.

EXCHANGE RATES IN SEK

	2003	2002
USD, average	**8.08**	9.72
USD, end of period	**7.26**	8.78
EUR, average	**9.13**	9.15
EUR, end of period	**9.07**	9.16
GBP, average	**13.25**	14.58
GBP, end of period	**12.87**	14.09

19(24)

QUARTERLY FIGURES

Net sales and income		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Net sales, SEKm	**2003**	**32,062**	**33,313**	**30,387**	**28,315**	**124,077**
	2002	33,580	37,224	31,760	30,586	133,150
Operating income, SEKm	**2003**	**1,798**	**2,409**	**1,320**	**1,648**	**7,175**
	Margin,%	*5.6*	*7.2*	*4.3*	*5.8*	*5.8*
	2003[1]	**1,798**	**2,409**	**1,698**	**1,733**	**7,638**
	Margin,%	*5.6*	*7.2*	*5.6*	*6.1*	*6.2*
	2002	3,791	2,722	1,781	-563	7,731
	Margin,%	*11.3*	*7.3*	*5.6*	*-1.8*	*5.8*
	2002[2]	1,906	2,722	1,756	1,781	8,165
	Margin,%	*5.7*	*7.3*	*5.5*	*5.8*	*6.1*
Income after financial items, SEKm	**2003**	**1,798**	**2,334**	**1,286**	**1,588**	**7,006**
	Margin,%	*5.6*	*7.0*	*4.2*	*5.6*	*5.6*
	2003[1]	**1,798**	**2,334**	**1,664**	**1,673**	**7,469**
	Margin,%	*5.6*	*7.0*	*5.5*	*5.9*	*6.0*
	2002	3,682	2,694	1,728	-559	7,545
	Margin,%	*11.0*	*7.2*	*5.4*	*-1.8*	*5.7*
	2002[2]	1,797	2,694	1,703	1,785	7,979
	Margin,%	*5.4*	*7.2*	*5.4*	*5.8*	*6.0*
Net income, SEKm	**2003**	**1,246**	**1,611**	**767**	**1,154**	**4,778**
	2003[1]	**1,246**	**1,611**	**1,145**	**1,239**	**5,241**
	2002	2,962	1,850	1,239	-956	5,095
	2002[2]	1,228	1,850	1,222	1,221	5,521
Net income per share, SEK	**2003**	**3.95**	**5.10**	**2.50**	**3.70**	**15.25**
	2003[1]	**3.95**	**5.10**	**3.70**	**4.00**	**16.75**
	2002	9.00	5.60	3.80	-2.80	15.60
	2002[2]	3.75	5.60	3.75	3.80	16.90
Value creation, SEKm	**2003**	**731**	**1,279**	**649**	**790**	**3,449**
	2002	609	1,475	636	741	3,461

[1] *Excluding items affecting comparability, which amounted to SEK –378m in third quarter and –85m in the fourth quarter.*

[2] *Excluding items affecting comparability, which amounted to SEK 1,885m in the first quarter, SEK 25m in the third quarter and SEK – 2,344m in the fourth quarter.*

NET SALES BY BUSINESS AREA, PER QUARTER, SEKm

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Europe	**2003**	**11,987**	**11,478**	**11,907**	**11,940**	**47,312**
	2002	11,241	11,896	12,605	12,508	48,250
North America	**2003**	**12,028**	**13,179**	**11,196**	**8,660**	**45,063**
	2002	13,284	15,090	10,876	9,200	48,450
Rest of the world	**2003**	**2,908**	**3,073**	**3,097**	**3,568**	**12,646**
	2002	3,437	4,257	3,332	3,794	14,820
Total Consumer Durables	**2003**	**26,923**	**27,730**	**26,200**	**24,168**	**105,021**
	2002	27,962	31,243	26,813	25,502	111,520
Professional Products, Indoor	**2003**	**2,165**	**2,496**	**1,718**	**1,734**	**8,113**
	2002	3,029	3,032	2,192	2,634	10,887
Professional Products, Outdoor	**2003**	**2,950**	**3,064**	**2,447**	**2,395**	**10,856**
	2002	2,547	2,907	2,720	2,423	10,597
	2003	**5,115**	**5,560**	**4,165**	**4,129**	**18,969**
Total Professional Products	2002	5,576	5,939	4,912	5,057	21,484

OPERATING INCOME BY BUSINESS AREA, PER QUARTER SEKm

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Europe	**2003**	**710**	**794**	**852**	**1,026**	**3,382**
	Margin,%	***5.9***	***6.9***	***7.2***	***8.6***	***7.1***
	2002	676	819	828	942	3,265
	Margin,%	*6.0*	*6.9*	*6.6*	*7.5*	*6.8*
North America	**2003**	**798**	**1,135**	**544**	**389**	**2,866**
	Margin,%	***6.6***	***8.6***	***4.9***	***4.5***	***6.4***
	2002	876	1,338	577	480	3,271
	Margin,%	*6.6*	*8.9*	*5.3*	*5.2*	*6.8*
Rest of the world	**2003**	**-120**	**-50**	**12**	**160**	**2**
	Margin,%	***-4.1***	***-1.6***	***0.4***	***4.5***	***0.0***
	2002	-22	98	-41	16	51
	Margin,%	*-0.6*	*2.3*	*-1.2*	*0.4*	*0.3*
Professional Products, Indoor	**2003**	**138**	**193**	**124**	**101**	**556**
	Margin,%	***6.4***	***7.7***	***7.2***	***5.8***	***6.9***
	2002	183	214	197	159	753
	Margin,%	*6.0*	*7.1*	*9.0*	*6.0*	*6.9*
Professional Products, Outdoor	**2003**	**442**	**506**	**356**	**272**	**1,576**
	Margin,%	***15.0***	***16.5***	***14.5***	***11.4***	***14.5***
	2002	386	435	356	331	1,508
	Margin,%	*15.2*	*15.0*	*13.1*	*13.7*	*14.2*
Common Group costs, etc.	**2003**	**-170**	**-169**	**-190**	**-215**	**-744**
	2002	-193	-182	-161	-147	-683
Items affecting comparability	**2003**	**—**	**—**	**-378**	**-85**	**-463**
	2002	1,885	—	25	-2,344	-434

Electrolux

FIVE-YEAR REVIEW

Amounts in SEKm, unless otherwise stated	2003	2002	2001	2000	1999
Net sales	**124,077**	133,150	135,803	124,493	119,550
Operating income	**7,175**	7,731	6,281	7,602	7,204
Margin, %	**5.8**	5.8	4.6	6.1	6.0
Margin, excluding items affecting comparability, %	**6.2**	6.1	4.7	6.5	6.2
Income after financial items	**7,006**	7,545	5,215	6,530	6,142
Margin, %	**5.6**	5.7	3.8	5.2	5.1
Margin, excluding items affecting comparability, %	**6.0**	6.0	3.9	5.6	5.3
Net income	**4,778**	5,095	3,870	4,457	4,175
Net income per share, SEK	**15.25**	15.60	11.35	12.40	11.40
Average number of shares after buy-backs, million	**313.3**	327.1	340.1	359.1	366.2
Dividend, adjusted for share issues	**6.50**[1]	6.00	4.50	4.00	3.50
Value creation	**3,449**	3,461	262	2,423	1,782
Return on equity, %	**17.3**	17.2	13.2	17.0	17.1
Return on net assets, %	**23.9**	22.1	15.0	19.6	18.3
Net debt/equity ratio	**0,00**	0.05	0.37	0.63	0.50
Capital expenditure	**3.463**	3,335	4,195	4,423	4,439
Average number of employees	**77,140**	81,971	87,139	87,128	92,916

[1]   *Proposed by the Board of Directors.*

DEFINITIONS
Capital indicators

Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at year-end exchange rates and adjusted for acquired and divested operations
Net assets	Total assets, excluding liquid funds, interest-bearing financial receivables, as well as non-interesting-bearing liabilities and provisions.
Adjusted equity	Equity, including minority interests.
Working capital	Net assets less fixed assets and deferred tax assets/liabilities.
Net borrowings	Total interest-bearing liabilities less liquid funds.
Net debt/equity ratio	Net borrowings in relation to adjusted equity.
Equity/assets ratio	Adjusted equity as a percentage of total assets less liquid funds.

Other key ratios

Net income per share	Net income divided by the average number of shares after buy-backs.
Operating cash flow	Total cash flow from operations and investments, excluding acquisition and divestment of operations.
Operating margin	Operating income expressed as a percentage of net sales.
Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability. [(Net sales — operating costs = operating income) — (WACC x Average net assets)]. The WACC for 2003 and 2002 was 13% before tax. The WACC for previous periods was 14% before tax.
Return on equity	Net income expressed as a percentage of average equity.
Return on net assets	Operating income expressed as a percentage of average net assets.

23(24)

This report has not been audited.

In this report Electrolux has applied the accounting principles disclosed in Note 1 of the Annual Report for 2002.

Telephone conference and presentation

A telephone conference will be held at 15.30 CET on February 12, 2004. The conference will be chaired by Hans Stråberg, President and CEO of Electrolux, and Fredrik Rystedt, CAO. A slide presentation is available on the Electrolux website: www.electrolux.com/latestreport

Financial reports in 2004

Annual report for 2003	Available on the website, and at the Company as of end of March
	Available in printed version as of beginning of April
Quarterly report, 1st quarter and Annual General Meeting	April 21
Quarterly report, 2nd quarter	July 16
Quarterly report, 3rd quarter	October 20

For more information

Financial information from Electrolux is also available at www.electrolux.com/ir

24(24)



PRESS RELEASE

Electrolux Board proposals: Michael Treschow, new Chairman, and Aina Nilsson, new Board member

(ELUX) As previously reported, Rune Andersson has declined re-election as Chairman of the Electrolux Board at the Annual General Meeting in April 2004. Jacob Wallenberg, Vice-Chairman, has also declined re-election.

Prepared by representatives of some of the large shareholders, the proposal for election of Board members represents re-election of Board members Peggy Bruzelius, Thomas Halvorsen, Louis R. Hughes, Hans Stråberg, Barbara Thoralfsson, Michael Treschow and Karel Vuursteen, and the election of Aina Nilsson as Board member.

The Board proposes Michael Treschow as new Chairman. Michael Treschow is chairman of Ericsson and former President & CEO of AB Electrolux.

The proposal for election of the Board members has been prepared by representatives of some of the large shareholders: Investor AB (Claes Dahlbäck), Alecta pensionsförsäkring, ömsesidigt (Ramsay J. Brufer) and AMF Pension (Tor Marthin) and Chairman of Electrolux Rune Andersson.

Aina Nilsson, proposed new Board member, is design director in AB Volvo. Born in 1953, Nilsson is a graduate of the School of Art and Design at Gothenburg University. She has been design director for Volvo Trucks and has held several senior design positions within Saab Automobile and Saab-Scania. Nilsson is a member of the board of Ballingslöv International AB and chairman of the board of the Swedish Industrial Design Foundation.

The proposal will be submitted at the Electrolux Annual General Meeting on April 21, 2004.

For more information, contact Electrolux press hotline at +46 8 657 65 07.

The Electrolux Group is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2002, Electrolux had sales of SEK 133.2 billion and 82,000 employees.

AB ELECTROLUX (PUBL)

POSTADRESS	**TELEFON**	**TELEFAX**	**PRESSJOUR**	**HEMSIDA**
SE-105 45 STOCKHOLM	08-738 60 00	08-738 74 61	08-657 65 07	www.electrolux.com/press
SWEDEN				





PRESS RELEASE

Electrolux considers closing vacuum cleaner factory in Västervik, Sweden

(ELUX) Electrolux is investigating a transfer of vacuum cleaner production in Västervik, Sweden, to Hungary and a possible closure of the factory in Västervik.

The global competition on the vacuum cleaner market is forcing the industry to decrease its costs. In Europe, Electrolux manufactures vacuum cleaners in two factories, one in Sweden and one in Hungary. In terms of capacity, one factory is sufficient. A first analysis shows that a move of production to Hungary would result in substantial savings.

The unions will be called to MBL-negotiations in order to participate in the continued decision-process.

The Electrolux vacuum cleaner factory in Västervik has approximately 500 employees and manufactures vacuum cleaners primarily for the European market. According to the first analysis a possible closure would incur a total cost of approximately SEK 200m and a yearly saving of approximately SEK 150m.

-end

Further information The Electrolux Press Hotline is available at +46 8 657 65 07.

The Electrolux Group is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2002, Electrolux had sales of SEK 133.2 billion and 82,000 employees.

AB ELECTROLUX (PUBL)

MAILING ADDRESS	TELEPHONE	TELEFAX	PRESS HOTLINE	WEBSITE
SE-105 45 STOCKHOLM	+46 8 738 60 00	+46 8 738 74 61	+46 8 657 65 07	www.electrolux.com/press
SWEDEN				

